TCE-142-199 Page 2
Withdrawal of Funds Without Charges Endorsement

About this Endorsement



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Transamerica Life Insurance and Annuity Company has issued this Endorsement as a part of the annuity contract to which it is attached.

For purposes of this Endorsement, the term "annuity contract" refers either to an individual annuity contract or to a group annuity certificate.

For purposes of this Endorsement, the term "earnings" refers to the difference between the account value and purchase payments received at a given point in time.

This Endorsement replaces the introduction to the Withdrawal Provisions section and the Withdrawal of Funds Without Charges provision of the annuity contract.


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Withdrawal Provisions


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Before the annuity date and subject to the conditions below, the owner may:

      Withdraw a portion of the account value for cash subject to any applicable interest adjustment; contingent deferred sales load, and premium tax charges; or

      Automatically withdraw a portion of the account value by electing the systematic withdrawal option; or Withdraw the cash surrender value and terminate the annuity contract.

Any amount withdrawn that exceeds the allowed amount, as described below, may be subject to a contingent deferred sales load. All withdrawals will be made from earnings and any applicable credits, then from purchase payments on a first in, first out basis.


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Withdrawal of Funds Without Charges
After the right to cancel period ends or 30 days following the annuity contract effective date, whichever is later, the owner may make withdrawals up to and including the allowed amount each annuity contract year without incurring a contingent deferred sales load.

The allowed amount for a withdrawal is equal to the greater of:

          Total earnings of the annuity contract at the time of the withdrawal, less any previous withdrawals of earnings; or


          For the first annuity contract year, the allowed amount percentage (shown on the annuity contract information page), of purchase payments received before the first withdrawal, less any previous withdrawals of purchase payments; or

          For all subsequent years, the allowed amount percentage (shown on the annuity contract information page) of purchase payments received before the withdrawal less than seven years old as of the last annuity contract anniversary, less any previous withdrawals of such purchase payments.



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Previous   withdrawals  include  partial   with-drawals  and  certain  scheduled
withdrawals, such as systematic withdrawals. Any amounts withdrawn that exceed the allowed amount will be subject to a contingent deferred sales load. Withdrawals of earnings and withdrawals of purchase payments that are more than seven years old will not be subject to a contingent deferred sales load.

Amounts withdrawn from any guarantee period account may be subject to an interest adjustment as described in the General Account section of the annuity contract.


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Signed for the  Company at  Charlotte,  North  Carolina to be  effective  on the annuity contract effective date.


                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



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                         Nooruddin Veerjee
                     PRESIDENT

                         James W. Dederer
              GENERAL COUNSEL AND SECRETARY